EXHIBIT 99.2

AMENDMENT NO. 2 dated as of December 22, 2015 (this “Amendment”), to the ABL Credit Agreement, dated as of September 30, 2015 (as amended prior to the date hereof, the “Credit Agreement”; and as amended by this Amendment, the “Amended Credit Agreement”), by and among UCI INTERNATIONAL, LLC, a Delaware limited liability company (the “Parent Borrower”), UCI HOLDINGS LIMITED, a New Zealand limited liability company (“Holdings”), UCI ACQUISITION HOLDINGS (NO. 1) CORP, a Delaware corporation, the Subsidiary Borrowers from time to time party thereto, the Lenders from time to time party thereto and CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as an issuing bank and as administrative agent (in such capacity, including any successor thereto, the “Administrative Agent”) and collateral agent for the Lenders.

A. Holdings, the Borrowers and the Lenders desire to amend the Credit Agreement in order to, among other things, permit the assignment of Commitments and Loans thereunder to certain Affiliates of the Parent Borrower.

B. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Credit Agreement.

Accordingly, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Defined Terms; Interpretation; Etc. The rules of construction set forth in subsection 1.2 of the Credit Agreement shall apply mutatis mutandis to this Amendment. This Amendment shall be a “Loan Document” for all purposes of the Amended Credit Agreement and the other Loan Documents.

SECTION 2. Amendments. Effective as of the Effective Date, the Credit Agreement is hereby amended as follows:

(a) Subsection 1.1 of the Credit Agreement is hereby amended by inserting the following defined terms in the appropriate alphabetical order therein:

“Affiliated Lender”: any Affiliate of the Parent Borrower (other than Holdings and its Subsidiaries).

“Excluded Information”: any non-public information with respect to Holdings or its Subsidiaries or any of their respective securities to the extent such information could have a material effect upon, or otherwise be material to, an assigning Lender’s decision to assign Commitments or Loans or a purchasing Lender’s decision to purchase Commitments or Loans.

(b) Subsection 4.11(b) of the Credit Agreement is hereby amended by (i) replacing the word “Each” at the beginning of the second sentence thereof with the words

“Unless otherwise agreed in writing by the Administrative Agent and the Parent Borrower, each” and (ii) inserting the words “unless otherwise agreed in writing by the Administrative Agent and the Parent Borrower,” immediately before the words “such Agent or Lender shall deliver” in the third sentence thereof.

(c) Subsection 8.6(b) of the Credit Agreement is hereby amended by replacing clause (viii) thereof in its entirety to read as follows:

“(viii) any transaction between any Loan Party and the Lenders pursuant to this Agreement,”.

(d) Subsection 10.5 of the Credit Agreement is hereby amended by (i) adding in the second sentence thereof the words “(in each case, other than an Affiliated Lender)” immediately after the words “Each Lender and each Issuing Lender” and (ii) adding in the fourth sentence thereof the words “(other than, in the case of clause (i), an Affiliated Lender)” immediately before the words “represents to each other party hereto that”.

(e) Subsection 11.6(b) of the Credit Agreement is hereby amended by (i) inserting the words “other than with respect to an assignment by or to an Affiliated Lender,” at the beginning of the parenthetical in clause (i)(B) thereof, (ii) amending and restating clause (ii)(D) thereof in its entirety to read as follows “(D) except as set forth in subsection 11.6(l), no Commitment or Loan may be assigned to any Affiliate of the Parent Borrower.” and (iii) inserting the following sentence at the end of clause (iv) thereof:

“Notwithstanding the foregoing, in no event shall the Administrative Agent be obligated to ascertain, monitor or inquire as to whether any Lender is an Affiliated Lender nor shall the Administrative Agent be obligated to monitor the number of, or the aggregate amount of Commitments or Loans held by, Affiliated Lenders. Upon request by the Administrative Agent, the Parent Borrower shall use commercially reasonable efforts to promptly (and in any case, not less than five Business Days (or such shorter period as is agreed to by the Administrative Agent) prior to the proposed effective date of any amendment, consent or waiver pursuant to subsection 11.1) provide to the Administrative Agent, a list of, to the Parent Borrower’s knowledge, all Affiliated Lenders holding Commitments or Loans as of the date on which such request is received.”

(f) Subsection 11.6(c) of the Credit Agreement is hereby amended by (i) deleting the words “or to an Affiliate of the Parent Borrower” in the first parenthetical of clause (i) thereof, (ii) replacing the word “and” immediately before clause (i)(D) thereof with a comma and (iii) inserting the following new clause (E) immediately following clause (i)(D) thereof:

“and (E) in the case of any participation to an Affiliated Lender, such participation shall be governed by the provisions of subsection 11.6(l) (other than clause (i)(x) thereof) to the same extent as if each reference therein to an assignment of a Commitment or Loan were to a participation of a Commitment or Loan and the references to Affiliated Lender were to such Affiliated Lender in its capacity as a participant”.

(g) Subsection 11.6 of the Credit Agreement is hereby amended by inserting the following new paragraph (l) at the end thereof:

(l) (i) Notwithstanding anything to the contrary contained herein, any Lender may, at any time, assign all or a portion of its rights and obligations under this Agreement in respect of its Commitments or Loans to an Affiliated Lender; provided that (x) such Affiliated Lender and such other Lender shall execute and deliver to the Administrative Agent an assignment agreement substantially in the form of Exhibit G-1 (an “Affiliated Lender Assignment and Acceptance”) and (y) after giving effect to such assignment, (I) the aggregate amount of all Commitments and Loans held (or participated in) by Affiliated Lenders shall not exceed 66.0% of the aggregate amount of all Commitments and Loans outstanding under this Agreement and (II) Affiliated Lenders shall not constitute a majority of the Lenders at any time.

(ii) Notwithstanding anything to the contrary in this Agreement, no Affiliated Lender shall have any right to (A) attend (including by telephone) any meeting or discussions (or portion thereof) among the Administrative Agent or any Lenders to which representatives of the Loan Parties are not invited, (B) access any electronic site established for the Lenders or receive any information or material prepared by the Administrative Agent or any Lender or any communication by or among the Administrative Agent and/or one or more Lenders, except to the extent such information or materials have been made available to the Parent Borrower or its representatives or (C) receive advice of counsel to the Administrative Agent, the Collateral Agent or any other Lender or challenge their attorney client privilege.

(iii) Notwithstanding anything in subsection 11.1 or the definition of “Required Lenders” or “Supermajority Lenders” to the contrary, for purposes of determining whether the Lenders have (A) consented (or not consented) to any amendment, modification or waiver of any provision of this Agreement or any other Loan Document or any departure by any Loan Party therefrom, (B) otherwise acted on any matter related to any Loan Document, or (C) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, all Commitments and Loans held by Affiliated Lenders shall be disregarded and deemed to be not outstanding; provided that, (I) to the extent Lenders are being compensated by the Borrowers for consenting to an amendment, modification, waiver or any other action, each Affiliated Lender whose

Commitments or Loans have been disregarded and deemed to be not outstanding in accordance with this subsection 11.6(l)(iii) shall be entitled to be compensated on the same basis as each consenting Lender as if such Affiliated Lender had voted all of its Commitments or Loans in favor of the applicable amendment, modification, waiver or other action, and (II) no amendment, modification, waiver, consent or other action with respect to any Loan Document shall deprive such Affiliated Lender of its ratable share of any payments of Loans of any class to which such Affiliated Lender is entitled under the Loan Documents without such Affiliated Lender providing its consent; provided, further, that, each Affiliated Lender shall have the right to approve any amendment, modification, waiver, consent or other action that (x) disproportionately and adversely affects such Affiliated Lender in its capacity as a Lender or affects such Affiliated Lender differently in its capacity as a Lender than other Lenders or (y) requires the consent of all Lenders or all affected Lenders.

(iv) Each Affiliated Lender, solely in its capacity as a Lender, hereby agrees and confirms that, if any Loan Party shall be subject to any voluntary or involuntary bankruptcy, reorganization, insolvency or liquidation proceeding (each, a “Bankruptcy Proceeding”), (x) such Affiliated Lender shall not (A) direct the Agents (and the Agents shall not be required) to take any action that is not agreed to by Lenders (other than Affiliated Lenders) whose outstanding Commitments (or after termination thereof, outstanding Individual Lender Exposures) represent a majority of the aggregate outstanding Commitments (or after termination thereof, Individual Lender Exposures) of all Lenders (other than Affiliated Lenders), or (B) take any step or action in such Bankruptcy Proceeding to object to, impede, or delay the exercise of any right or the taking of any action by an Agent (or the taking of any action by a third party that is supported by the Administrative Agent) in relation to such Affiliated Lender’s claim with respect to its Commitments and Loans (“Claim”) (including objecting to any debtor in possession financing, use of cash collateral, grant of adequate protection, sale or disposition, compromise, or plan of reorganization) so long as such Affiliated Lender in its capacity as a Lender is treated in connection with such exercise or action on the same or better terms as the other Lenders and (y) with respect to any matter requiring the vote of Lenders during the pendency of a Bankruptcy Proceeding (including voting on any plan of reorganization), the Commitments and Loans held by such Affiliated Lender (and any Claim with respect thereto) shall be disregarded in accordance with subsection 11.6(l)(iii) above so long as such Affiliated Lender in its capacity as a Lender is treated in connection with the exercise of such right or taking of such action on the same or better terms as other Lenders. Notwithstanding the foregoing, (x) consent from Affiliated Lenders whose outstanding Commitments (or after termination thereof, outstanding Individual Lender Exposures) represent a majority of the aggregate Commitments (or after termination thereof, outstanding Individual Lender Exposures) of all Affiliated Lenders shall be required with respect to any vote or other action regarding subordination of the Lien created by any Security Document or credit bidding in connection with any disposition of Collateral, so long as the aggregate outstanding Commitments (or after termination thereof, aggregate outstanding Individual Lender Exposures) of Affiliated Lenders represent a percentage of the aggregate Commitments (or after termination thereof, outstanding Individual Lender Exposures) of all Lenders equal to more than 50%, and (y) each Affiliated Lender shall be entitled to vote on any plan of reorganization or liquidation in any Bankruptcy Proceeding. For the avoidance of doubt, the Lenders and each Affiliated Lender agree and acknowledge that the provisions set forth in this subsection 11.6(l)(iv) constitute a “subordination agreement” as such term is contemplated by, and utilized in, Section 510(a) of the United States Bankruptcy Code, and, as such, it is their intention that this subsection 11.6(l)(iv) would be enforceable for all purposes in any case where any Loan Party has filed for, or become the subject of, any Bankruptcy Proceeding. Each Affiliated Lender hereby irrevocably appoints the Administrative Agent (such appointment being coupled with an interest) as such Affiliated Lender’s attorney-in-fact, with full authority in the place and stead of such Affiliated Lender and in the name of such Affiliated Lender (solely in respect of Loans, Commitments and participations therein and not in respect of any other claim or status such Affiliated Lender may otherwise have), from time to time in the Administrative Agent’s discretion to take any action and to execute any instrument that the Administrative Agent may deem reasonably necessary to carry out the provisions of this subsection 11.6(l)(iv).

(v) Each Lender making an assignment to, or taking an assignment from, an Affiliated Lender acknowledges and agrees that in connection with such assignment, (A) such Affiliated Lender then may have, and later may come into possession of, Excluded Information, (B) such Lender, without reliance on the Affiliated Lender, Holdings, any of its Subsidiaries, the Administrative Agent or any of their respective Affiliates, has independently made its own analysis and determination to enter into such assignment notwithstanding such Lender’s lack of knowledge of the Excluded Information and (C) none of the Affiliated Lender, Holdings, any of its Subsidiaries, the Administrative Agent, or any of their respective Affiliates shall have any liability to such Lender, and such Lender hereby waives and releases, to the extent permitted by law, any claims such Lender may have against the Affiliated Lender, Holdings, its Subsidiaries, the Administrative Agent, and their respective Affiliates, under applicable laws or otherwise, with respect to the nondisclosure of the Excluded Information. Each Lender entering into such an assignment further acknowledges that the Excluded Information may not be available to the Administrative Agent or the other Lenders.

(vi) Each Affiliated Lender that is a Lender hereunder agrees to comply with the terms of this subsection 11.6(l) (notwithstanding that it may be granted access to any electronic site established for the Lenders by the Administrative Agent), and agrees that in any subsequent assignment of all or any portion of its Commitments or Loans it shall identify itself in writing to the assignee as an Affiliated Lender prior to the execution of such assignment.

(h) The Credit Agreement is hereby amended by adding a new Exhibit G-1 (Form of Affiliated Lender Assignment and Acceptance) thereto in the form attached hereto as Annex A.

SECTION 3. Conditions Precedent to Effectiveness. The effectiveness of this Amendment is subject to the satisfaction or waiver of the following conditions precedent (the date on which all such conditions are satisfied or waived, the “Effective Date”):

(a) The Administrative Agent shall have received counterparts of this Amendment that, when taken together, bear the signatures of (i) each Loan Party, (ii) the Administrative Agent and (iii) the Existing Lender.

(b) On the Effective Date, (x) the representations and warranties set forth in Section 5 of the Credit Agreement and in each other Loan Document shall be true and correct in all material respects on and as of the Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date and (y) no Default or Event of Default shall have occurred and be continuing.

(c) The Administrative Agent shall have received, to the extent invoiced, reimbursement or payment of all reasonable and documented out-of-pocket expenses required to be reimbursed or paid by the Borrowers under any Loan Document.

SECTION 4. Representations and Warranties. To induce the other parties hereto to enter into this Amendment, (a) the Parent Borrower hereby represents and warrants to the Administrative Agent and the Existing Lender that the condition set forth in Section 3(b) hereof is satisfied and (b) each Loan Party party hereto represents and warrants to the Administrative Agent and the Existing Lender, with respect to itself, that, as of the Effective Date, such Loan Party has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of this Agreement and that this Amendment has been duly executed and delivered by such Loan Party, and constitutes a legal, valid and binding obligation of such Loan Party enforceable against such Loan Party in accordance with its terms, except as enforceability may be limited by applicable domestic or foreign bankruptcy, insolvency, reorganization, moratorium or similar laws affect the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

SECTION 5. Effect of Amendment. Except as expressly set forth herein, this Amendment shall not, by implication or otherwise, limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Lenders, the Administrative Agent or the Collateral Agent under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document, all of which shall continue in full force and effect. Nothing herein shall be deemed to entitle any Loan Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances. None of (i) this Amendment or (ii) any other Loan Document executed and delivered in connection herewith shall constitute a novation, payment and reborrowing or complete or partial termination of the Obligations under the Credit Agreement and the other Loan Documents as in effect prior to the Effective Date. The Liens and security interests in favor of the Collateral Agent for the benefit of the Secured Parties securing payment of the Obligations under the Amended Credit Agreement are in all respects continuing and in full force and effect with respect to all Obligations. After the date hereof, any reference in any Loan Document to the Credit Agreement shall be deemed to refer without further amendment to the Amended Credit Agreement.

SECTION 6. Consent and Reaffirmation. Each Loan Party hereby (i) consents to this Amendment and the transactions contemplated hereby, (ii) agrees that, notwithstanding the effectiveness of this Amendment, each of the Loan Documents continues to be in full force and effect and is hereby ratified and reaffirmed, (iii) affirms and confirms its guarantee of the Obligations and the pledge of and/or grant of a security interest in its assets as Collateral to secure the Obligations, in each case pursuant to the Loan Documents, and (iv) acknowledges and agrees that such guarantee, pledge and/or grant continue in full force and effect in respect of, and to secure, such Obligations under the Amended Credit Agreement and the other Loan Documents.

SECTION 7. Notices. All notices hereunder shall be given in accordance with the provisions of subsection 11.2 of the Amended Credit Agreement. The Administrative Agent shall promptly notify the Borrowers and the Lenders of the occurrence of the Effective Date, and such notice shall be conclusive and binding.

SECTION 8. Counterparts. This Amendment may be executed by one or more of the parties to this Amendment on any number of separate counterparts (including by electronic transmission), and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

SECTION 9. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

SECTION 10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT AND FOR ANY COUNTERCLAIM THEREIN.

SECTION 11. Submission to Jurisdiction; Waivers. Each party hereto hereby irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Amendment, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the Supreme Court of the State of New York for the County of New York (the “New York Supreme Court”), and the United States District Court for the Southern District of New York (the “Federal District Court,” and together with the New York Supreme Court, the “New York Courts”), and appellate courts from either of them;

(b) consents that any such action or proceeding may be brought in such courts and waives, to the maximum extent not prohibited by law, any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same;

(c) agrees that the New York Courts and appellate courts from either of them shall be the exclusive forum for any legal action or proceeding relating to this Amendment, and that it shall not initiate (or collusively assist in the initiation of) any such action or proceeding in any court other than the New York Courts and appellate courts from either of them; provided that

(i) if all such New York Courts decline jurisdiction over any Person, or decline (or in the case of the Federal District Court, lack) jurisdiction over any subject matter of such action or proceeding, a legal action or proceeding may be brought with respect thereto in another court having such jurisdiction;

(ii) in the event that a legal action or proceeding is brought against any party hereto or involving any of its property or assets in another court (without any collusive assistance by such party or any of its Subsidiaries or Affiliates), such party shall be entitled to assert any claim or defense (including any claim or defense that this Section 11 would otherwise require to be asserted in a legal action or proceeding in a New York Court) in any such action or proceeding;

(iii) the Agents and the Lenders may bring any legal action or proceeding against any Loan Party in any jurisdiction in connection with the exercise of any rights under any Security Documents, provided that any Loan Party shall be entitled to assert any claim or defense (including any claim or defense that this Section 11(c)(iii) would otherwise require to be asserted in a legal action or proceeding in a New York Court) in any such action or proceeding; and

(iv) any party hereto may bring any legal action or proceeding in any jurisdiction for the recognition and enforcement of any judgment;

(d) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the applicable Borrower, the applicable Lender or the Administrative Agent, as the case may be, at the address specified in subsection 11.2 of the Amended Credit Agreement or at such other address of which the Administrative Agent, any such Lender and any such Borrower shall have been notified pursuant thereto; and

(e) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or (subject to the preceding clause (c)) shall limit the right to sue in any other jurisdiction.

SECTION 12. Agent for Service of Process. Holdings hereby irrevocably designates and appoints the Parent Borrower as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to this Amendment, the Amended Credit Agreement or any other Loan Document that may be instituted by the Administrative Agent, the Collateral Agent or any Lender in any Federal or state court in the State of New York. Holdings hereby agrees that service of any process, summons, notice or document by U.S. registered mail addressed to the Parent Borrower, with written notice of said service to such Loan Party at the address set forth in subsection 11.2 of the Amended Credit Agreement shall be effective service of process for any action, suit or proceeding brought in any such court.

SECTION 13. Successors and Assigns. This Amendment, and the Credit Agreement as amended hereby, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

UCI INTERNATIONAL, LLC

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Vice President, Treasurer and Assistant Secretary

UCI HOLDINGS LIMITED

by
/s/ Allen Philip Hugli
	Name:	Allen Philip Hugli
	Title:	Authorised Signatory

and witnessed by

/s/ Lenore Sandra Westerman

	Name:	Lenore Sandra Westerman
	Address:	Level 22, 20 Bond Street, Sydney, 2000

Occupation:	Executive Assistant

AIRTEX INDUSTRIES LLC

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

AIRTEX PRODUCTS, LP

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

ASC HOLDCO, INC.

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

ASC INDUSTRIES, INC.

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

CHAMPION LABORATORIES, INC.

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

2

UCI ACQUISITION HOLDINGS (NO. 1) CORP

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI ACQUISITION HOLDINGS (NO. 3) CORP

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI ACQUISITION HOLDINGS (NO. 4) LLC

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI PENNSYLVANIA, INC.

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI-AIRTEX HOLDINGS, INC.

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

3

UNITED COMPONENTS, LLC

by
/s/ David Forbes
	Name:	David Forbes
	Title:	Vice President, Treasurer and Assistant Secretary

4

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, individually and as Administrative Agent,

by
/s/ Nufur Kumar
	Name:	Nufur Kumar
	Title:	Authorized Signatory

by
/s/ Stefan Dickenmann
	Name:	Stefan Dickenmann
	Title:	Authorized Signatory

5

ANNEX A

EXHIBIT G-1

to

ABL CREDIT AGREEMENT

[FORM OF]

AFFILIATED LENDER ASSIGNMENT AND ACCEPTANCE1

Reference is made to the ABL Credit Agreement (as amended, supplemented, waived or otherwise modified from time to time, the “Credit Agreement”), dated as of September 30, 2015, among UCI Holdings Limited, a New Zealand limited liability company, UCI Acquisition Holdings (No. 1) Corp, a Delaware corporation, UCI International, LLC, a Delaware limited liability company (together with its successors and assigns, the “Parent Borrower”), the Subsidiary Borrowers (as defined therein) from time to time party thereto, the several banks and other financial institutions from time to time parties thereto (the “Lenders”) and Credit Suisse AG, Cayman Islands Branch, as an issuing lender and as administrative agent and collateral agent for the Lenders and issuing lenders thereunder. Unless otherwise defined herein, capitalized terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[            ] (the “Assignor”) and [            ] (the “Assignee”) agree as follows:

1. The Assignor hereby irrevocably sells and assigns to the Assignee without recourse to the Assignor, and the Assignee hereby irrevocably purchases and assumes from the Assignor without recourse to the Assignor, as of the Transfer Effective Date (as defined below), an interest (the “Assigned Interest”) as set forth in Schedule 1 in and to the Assignor’s rights and obligations under the Credit Agreement and the other Loan Documents with respect to those credit facilities provided for in the Credit Agreement as are set forth on Schedule 1 (individually, an “Assigned Facility”; collectively, the “Assigned Facilities”), in a principal amount for each Assigned Facility as set forth on Schedule 1.

2. The Assignor (a) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto, other than that it is the legal and beneficial owner of the Assigned Interest and that it has not created any adverse claim upon the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim and (b) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Parent Borrower or any of its Subsidiaries or any other obligor or the performance or observance by the Parent Borrower, any of its Subsidiaries or any other obligor of any of their respective obligations under the Credit Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto or thereto. [The Assignor acknowledges and agrees that in connection with this assignment, (1) the Assignee is an Affiliated Lender and it or its Affiliates may have, and later may come into possession of,

[1]	Assignment Agreement to or by an Affiliated Lender.

Excluded Information, (2) such Assignor has independently, without reliance on the Assignee, Holdings, any of its Subsidiaries, the Agents or any other Lender or any of their respective Affiliates, made its own analysis and determination to participate in such assignment notwithstanding such Assignor’s lack of knowledge of the Excluded Information, (3) none of the Assignee, Holdings, any of its Subsidiaries, the Agents, the other Lenders or any of their respective Affiliates shall have any liability to the Assignor, and the Assignor hereby waives and releases, to the extent permitted by law, any claims such Assignor may have against the Assignee, Holdings, any of its Subsidiaries, the Agents, the other Lenders and their respective Affiliates, under applicable laws or otherwise, with respect to the nondisclosure of the Excluded Information and (4) the Excluded Information may not be available to the Agents or the other Lenders.]2

3. The Assignee (a) represents and warrants that [(i)] it is legally authorized to enter into this Assignment and Acceptance; [(ii) it is an Affiliated Lender and (iii) each of the terms and conditions set forth in subsection 11.6(l) of the Credit Agreement have been satisfied with respect to this Assignment and Acceptance]; (b) confirms that it has received a copy of the Credit Agreement, together with copies of the financial statements referred to in subsections 5.1 and 7.1 thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (c) agrees that it will, independently and without reliance upon the Assignor, any Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement, the other Loan Documents or any other instrument or document furnished pursuant hereto or thereto; [(d) agrees that it shall not be permitted to (A) attend or participate in, and shall not attend or participate in, any “lender-only” meetings or receive any related “lender-only” information, (B) receive any information or material prepared by the Administrative Agent or any Lender or any communication by or among the Administrative Agent and/or one or more Lenders, except to the extent such information or materials have been made available to the Parent Borrower or its representatives or (C) receive advice of counsel to the Administrative Agent, the Collateral Agent or any other Lender or challenge their attorney client privilege;] (e) appoints and authorizes each applicable Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Credit Agreement, the other Loan Documents or any other instrument or document furnished pursuant hereto or thereto as are delegated to the Administrative Agent by the terms thereof, together with such powers as are incidental thereto; (f) hereby affirms [(to the extent applicable to an Affiliated Lender)] the acknowledgements and representations of such Assignee as a Lender contained in subsection 10.5 of the Credit Agreement; (g) agrees that it will be bound by the provisions of the Credit Agreement and will perform in accordance with the terms of the Credit Agreement all the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender, including its obligations pursuant to subsection 10.6 of the Credit Agreement, and, if it is organized under the laws of a jurisdiction outside the United States, its obligations pursuant to subsection 4.11(b) of the Credit Agreement; and (h) represents and warrants that it is neither a Disqualified Lender nor a Defaulting Lender. [The Assignee acknowledges and agrees that in connection with this assignment, (1) the Assignor is an Affiliated Lender and it or its Affiliates may have, and later may come into possession of, Excluded Information, (2) such Assignee has independently, without reliance on the Assignor, Holdings, any of its Subsidiaries, the Agents or any other Lender or any of their respective Affiliates, made its own analysis and determination to participate in such assignment notwithstanding such Assignor’s lack of knowledge of the Excluded Information, (3) none of the Assignor, Holdings, any of its Subsidiaries, the Agents, the other Lenders or any of their

[2]	Insert if Assignee is an Affiliated Lender.

respective Affiliates shall have any liability to the Assignee, and the Assignee hereby waives and releases, to the extent permitted by law, any claims such Assignee may have against the Assignor, Holdings, any of its Subsidiaries, the Agents, the other Lenders and their respective Affiliates, under applicable laws or otherwise, with respect to the nondisclosure of the Excluded Information and (4) the Excluded Information may not be available to the Agents or the other Lenders.]3

4. The effective date of this Assignment and Acceptance shall be [            ], [            ] (the “Transfer Effective Date”). Following the execution of this Assignment and Acceptance, it will be delivered to the Administrative Agent for acceptance by it and recording by the Administrative Agent pursuant to subsection 11.6 of the Credit Agreement, effective as of the Transfer Effective Date (which shall not, unless otherwise agreed to by the Administrative Agent, be earlier than five Business Days after the date of such acceptance and recording by the Administrative Agent).

5. Upon such acceptance and recording, from and after the Transfer Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to the Transfer Effective Date or accrued subsequent to the Transfer Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Transfer Effective Date or with respect to the making of this assignment directly between themselves.

6. From and after the Transfer Effective Date, (a) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and under the other Loan Documents and shall be bound by the provisions thereof and (b) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement, but shall nevertheless continue to be entitled to the benefits of (and bound by related obligations under) subsections 4.10, 4.11, 4.12, 4.13 and 11.5 thereof.

7. Notwithstanding any other provision hereof, if the consents of the Parent Borrower and the Administrative Agent hereto are required under subsection 11.6 of the Credit Agreement, this Assignment and Acceptance shall not be effective unless such consents shall have been obtained.

8. This Assignment and Acceptance shall be governed by and construed in accordance with the law of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance to be executed as of the date first above written by their respective duly authorized officers on Schedule 1 hereto.

[3]	Insert if Assignor is an Affiliated Lender.

Schedule 1

AFFILIATED LENDER ASSIGNMENT AND ACCEPTANCE

Re: ABL Credit Agreement (as amended, supplemented, waived or otherwise modified from time to time, the “Credit Agreement”), dated as of September 30, 2015, among UCI Holdings Limited, a New Zealand limited liability company, UCI Acquisition Holdings (No. 1) Corp, a Delaware corporation, UCI International, LLC, a Delaware limited liability company (together with its successors and assigns, the “Parent Borrower”), the Subsidiary Borrowers (as defined therein) from time to time party thereto, the several banks and other financial institutions from time to time parties thereto (the “Lenders”) and Credit Suisse AG, Cayman Islands Branch, as an issuing lender and as administrative agent and collateral agent for the Lenders and issuing lenders thereunder.

Name of Assignor:

Name of Assignee:

Transfer Effective Date of Assignment:

Assigned Facility	Aggregate Amount of Commitment/Loans under Assigned Facility for Assignor	Amount of Commitment/Loans Assigned
	$	$

[NAME OF ASSIGNEE]		[NAME OF ASSIGNOR]

by		by

	Name:		Name:
	Title:		Title:

Accepted for recording in the Register:	Consented To:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Administrative Agent	[UCI INTERNATIONAL, LLC]

by	by

Name:		Name:
Title:		Title:][4]

by

Name:
Title:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Administrative Agent

by

Name:
Title:

by

Name:
Title:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Issuing Lender

by

Name:
Title:

by
Name:
Title:

[[ ],
as [Issuing Lender]

by

Name:
Title:][5]

[4]	Insert only as required by subsection 11.6 of the Credit Agreement.
[5]	To include other Issuing Lender(s) as applicable.